UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25								SEC FILE NUMBER 001-33658
NOTIFICATION OF LATE FILING								CUSIP NUMBER 440694305
(Check One)	Form 10-K	Form 20-F	Form 11-K	X	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:	March 31, 2016
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Horsehead Holding Corp.
Full Name of Registrant
N/A
Former Name if Applicable
4955 Steubenville Pike, Suite 405
Address of Principal Executive Office (Street and Number)
Pittsburgh, Pennsylvania 15205
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Horsehead Holding Corp. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the period ended March 31, 2016 (the “Quarterly Report”). The Company is unable to file its Quarterly Report within the prescribed time period or within the five day extension period permitted by the applicable rules of the Securities and Exchange Commission without unreasonable effort and expense.
As previously disclosed, on February 2, 2016, the Company and certain of its direct and indirect wholly-owned subsidiaries (together with the Company, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Debtors are currently operating their business as “debtors-in-possession” in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. As a result of the Company’s position prior to and after filing for Chapter 11, the Company has very limited financial and human resources for the preparation of the Quarterly Report. The Company has had to dedicate those limited resources to, among other things, (i) negotiating with those parties with interests in the bankruptcy proceedings, (ii) operating the business while under severe restrictions imposed by the budget associated with the Company’s Senior Secured Superpriority Debtor-in-Possession Credit, Security and Guaranty Agreement, (iii) developing a plan to restructure the Company, and (iv) satisfying its obligations with the Bankruptcy Court and those parties with interests in the bankruptcy proceedings. As a result, the Company has been unable to dedicate financial and human resources to the preparation of the Quarterly Report and has determined that it is unable to timely file its Quarterly Report without unreasonable effort or expense.
The Company is required to provide monthly reports to the Bankruptcy Court and has been providing such reports on a monthly basis under Current Reports on Form 8-K.

PART IV— OTHER INFORMATION
Name and telephone number of person to contact in regard to this notification
(1)	Robert D. Scherich	(724)	774-1020
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
				YES	X	NO
The Company has not filed its Annual Report on Form 10-K for the year ended December 31, 2015.
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
			X	YES		NO
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company’s financial statements for the quarter ended March 31, 2016 have not been completed because a substantial amount of time and effort of the Company’s financial and accounting staff has and continues to be dedicated to the Chapter 11 proceedings and related matters. However, the Company expects that its results of operations for the quarter ended March 31, 2016 will reflect a significant adverse change compared with the Company’s results of operations for the quarter ended March 31, 2015. During the first quarter of 2016, the Company’s results of operations were impacted by the bankruptcy proceedings and its operation as a debtor-in-possession.
The table below includes the Company’s estimates regarding its results of operations for the quarter ended March 31, 2016 as compared with its results for the quarter ended March 31, 2015. These estimates are based upon currently available information and are subject to conducting impairment testing, finalizing of the Company’s tax provision and other adjustments as of December 31, 2015. The Company’s estimates contained in the table below may differ from actual results. During the course of the preparation of the financial statements and related notes, additional items that would require material adjustments to the estimates presented below may be identified.

	Three Months Ended March 31,
	2015	2016
	(actual)	(estimated)
	(in millions, except per share data)
Selected Income Statement Data(1):
(unaudited)
Net sales	$102,144	$79,128
Cost of sales (excluding depreciation and amortization)	106,123	86,235
Depreciation and amortization	11,841	12,547
Selling, general and administrative expenses	6,778	5,150
Loss from operations	(22,598)	(24,804)
Interest expense	(9,114)	(9,150)
Interest, other income and reorganization expenses	330	(25,055)
Loss before taxes	(31,382)	(59,009)
Income tax benefit	(12,888)	(21,894)
Net loss	$(18,494)	$(37,115)

Selected Balance Sheet Data (as of end of period)(1):
Cash and cash equivalents	$84,994	$24,760
Total assets	1,020,057	969,520
Total debt	418,463	274,643
Liabilities subject to compromise	—	234,655
Stockholders’ equity	486,512	393,558

(1) Subject to impairment testing, finalization of the Company’s tax provision and other adjustments as of December 31, 2015.
The Company is required to provide monthly reports to the Bankruptcy Court and has been providing such reports on a monthly basis under Current Reports on Form 8-K. The information included in the table above was furnished in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2016.
Cautionary Note Regarding Forward-Looking Statements
Many of the statements included in this Form 12b-25 constitute “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. In particular, they include statements relating to the Company’s financial performance and financial results. These forward-looking statements are based on current estimates and are subject to the preparation of the Company’s financial statements for the quarter ended March 31, 2016. Readers are cautioned that forward-looking statements are not guarantees of operating and financial performance or results, past or future, and involve substantial risks and uncertainties that cannot be predicted or quantified, and, consequently, the actual performance of the Company may differ materially from those expressed or implied by such forward-looking statements.

Horsehead Holding Corp.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date:	May 12, 2016	Horsehead Holding Corp. By: /s/ Robert D. Scherich
Name: Robert D. Scherich Title: Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).